UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                                 SCHEDULE 13G


                   Under the Securities Exchange Act of 1934
                               (Amendment No. 1)*


                          Universal Manufacturing Co.
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                               (Name of Issuer)


                                 COMMON STOCK
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                          (Title of Class Securities)


                                  913708103
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                                (CUSIP Number)


                            December 31, 2006
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            (Date of Event Which Requires Filing of this Statement)


Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

      |_|   Rule 13d-1(b)

      |X|   Rule 13d-1(c)

      |_|   Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosure provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).



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CUSIP No.  913708103
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      Name of Reporting Persons.
1     I.R.S. Identification Nos. of above persons (entities only).

      J. Carlo Cannell


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      Check the Appropriate Box if a Member of a Group (See Instructions)
2
      (a)

      (b)

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      SEC Use Only
3

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      Citizenship or Place of Organization
4
      USA

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              5    Sole Voting Power    73,195




  number of
   shares
beneficially
  owned by
    each
  reporting
 person with


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              6    Shared Voting Power


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              7    Sole Dispositive Power

                   73,195
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              8    Shared Dispositive Power


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9     Aggregate Amount Beneficially Owned by Each Reporting Person

      73,195
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10 Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)


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11    Percent of Class Represented by Amount in Row (9)
      9.0%
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12    Type  of Reporting Person (See Instructions)
      IN
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Item 1.

    (a) Name of Issuer

        Universal Manufacturing Co.

    (b) Address of Issuer's Principal Executive Offices

        405 Diagonal Street
        Algona, IA 50511

Item 2.

    (a) Name of Person Filing

        The person filing this report is J. Carlo Cannell ("Cannell") who is the controlling member of Cannell Capital, LLC ("Adviser"). The Adviser acts as the investment sub adviser to The Cuttyhunk Fund Limited ("Cuttyhunk"), investment adviser to Anegada Master Fund Limited ("Anegada"), and TE Cannell Portfolio, Ltd. ("TEC") and is the general partner of and investment adviser to Tonga Partners, L.P. ("Tonga"), Tristan Partners, L.P. ("Tristan"), and Kauai Partners, L.P. ("Kauai" and, collectively, with Cuttyhunk, Anegada, TEC, Tonga, and Tristan the "Funds").

        The principal business of each Fund is to invest in securities.

        Mr. Cannell has never been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors), nor has Mr. Cannell been a party to any civil proceeding commenced before a judicial or administrative body of competent jurisdiction as a result of which he was or is now subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws. Mr. Cannell is a citizen of the United States.

        Information with respect to each Reporting Person is given solely by the respective Reporting Person, and no Reporting Person undertakes hereby any responsibility for the accuracy or completeness or such information concerning any other Reporting Person.


    (b) Address of Principal Business office or, if None, Residence

        The principal office and business address of Mr. Cannell is P.O. Box 3459, 240 E Deloney Ave., Jackson, WY 83001.

    (c) Citizenship

        USA

    (d) Title of Class Securities

        Common Stock

    (e) CUSIP Number

        913708103

Item 3. If this statement is filed pursuant to ss 240.13d-1(b), or ss 240.13d-2(b) or (c), check whether the person filing is a:

        N/A

Item 4. Ownership

        Common Stock:

        As of December 31, 2006, the Reporting Persons directly or indirectly beneficially owned 73,195 shares, or 9.0%, of Common
        Stock of Universal Manufacturing Co. (the approximate percentage of the shares of Common Stock owned is based on 816,000 shares of common stock outstanding by Universal Manufacturing Co., on September 3, 2002).
        (1) Cuttyhunk owns 0 shares (0%) 2) Anegada owns 0 shares (0%) (3) TE Cannell owns 0 shares (0%) (4) Tonga owns 0 shares (0%) (5) Tristan owns 73,195 shares (9.0%) (6) Kauai owns 0 shares (0%)

Item 5. Ownership of Five Percent or Less of a Class.

        If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class securities, check the following | |

Item 6. Ownership of More than Five Percent on Behalf of Another Person.

        Adviser, and Cannell, the majority owner and managing member of Adviser, have the right or the power to direct the receipt of dividends from Common Stock, and to direct the receipt of proceeds from the sale of Common Stock to Adviser's investment advisory clients. Tristan Partners, L.P. owns more than 5% of the Common Stock.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

        Not Applicable

Item 8. Identification of Members of the Group.

        Not Applicable

Item 9. Notice of Dissolution of Group.

        Not Applicable.

Item 10.    Certification:

            By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.


                                   SIGNATURE
Date:  February 14, 2007


                             J. CARLO CANNELL

                           /s/ J. Carlo Cannell
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                             J. Carlo Cannell